Exhibit 21.1

                                  Subsidiaries

The First National Bank of Ipswich

First Ipswich Insurance Agency, Inc.*

First Ipswich Securities Corporation*

First Ipswich Securities II Corporation*

First Ipswich Securities III Corporation*

Ipswich Capital Investment Corporation*

The de Burlo Group, Inc.**

First Ipswich Capital Trust I

First Ipswich Statutory Trust II

* - Subsidiary of The First National Bank of Ipswich

** - Subsidiary of Ipswich Capital Investment Corporation